FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM INCOME STATEMENT
For the six and three months ended 30 June 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

		Six months ended		Three months ended

		30 June	30 June	30 June	30 June
	Note	2006	2005	2006	2005

Revenue		2,297,548	2,066,973	1,165,347	1,152,104
Direct cost of revenues	1	(1,314,352)	(1,258,420)	(646,998)	(681,876)

Gross profit		983,196	808,553	518,349	470,228

Other operating income	2	10,116	9,736	8,624	3,826
Selling and marketing expenses	1	(402,955)	(310,885)	(196,865)	(176,519)
Administrative expenses	1	(85,545)	(72,354)	(44,272)	(37,862)
Other operating expenses	2	(6,689)	(5,229)	(3,061)	(469)

Operating profit before financing costs		498,123	429,821	282,775	259,204

Financial income	3	80,482	81,901	26,879	43,310
Financial expenses	3	(108,756)	(118,473)	(88,604)	(40,149)

Net financing costs		(28,274)	(36,572)	(61,725)	3,161

Share of profit of associates		35,765	26,214	19,917	12,932

Profit before loss on net monetary position		505,614	419,463	240,967	275,297

Gain on net monetary position, net		—	5,784	—	4,219

Profit before tax		505,614	425,247	240,967	279,516

Income tax expense	4	(252,327)	(151,894)	(164,880)	(90,395)

Profit for the period		253,287	273,353	76,087	189,121

Attributable to:
Equity holders of the parent		274,045	273,990	86,860	187,877
Minority interest		(20,758	(637)	(10,773)	1,244

Profit for the period		253,287	273,353	76,087	189,121

Basic and diluted earnings per share
(full US dollars)	15	0.124566	0.124541	0.039482	0.085399

The accompanying notes are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF RECOGNIZED INCOME AND EXPENSE
For the six and three months ended 30 June 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

	Six months ended		Three months ended

	30 June	30 June	30 June	30 June
	2006	2005	2006	2005

Effect of indexation for hyperinflation	—	(88,920)	—	(62,276)
Foreign exchange translation differences	(540,841)	(7,686)	(542,907)	(12,935)
Change in fair value of available-for-sale securities	(233)	—	(623)	—

Net loss recognized directly in equity	(541,074)	(96,606)	(543,530)	(75,211)

Profit for the period	253,287	273,353	76,087	189,121

Total recognized income/(loss) for the period	(287,787)	176,747	(467,443)	113,910

Attributable to:
Equity holders of the parent	(267,029)	177,384	(456,670)	112,666
Minority interest	(20,758)	(637)	(10,773)	1,244

Total recognized income/(loss) for the period	(287,787)	176,747	(467,443)	113,910

The accompanying notes are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEET
As at 30 June 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

		30 June	31 December
	Note	2006	2005

Assets
Property, plant and equipment	6	1,779,383	2,142,710
Intangible assets	7	1,060,760	1,298,055
Investments in associates	8	323,365	290,412
Other investments	9	30,775	29,395
Due from related parties	25	74,783	80,894
Other non-current assets		13,695	16,476
Deferred tax assets	10	1,099	2,940

Total non-current assets		3,283,860	3,860,882

Inventories		18,777	8,910
Other investments	9	137,536	23,287
Income tax receivable	5	6,931	—
Due from related parties	25	51,536	66,312
Trade receivables and accrued income	11	316,167	321,102
Other current assets	12	261,158	126,451
Cash and cash equivalents	13	629,514	808,153

Total current assets		1,421,619	1,354,215

Total assets		4,705,479	5,215,097

Equity
Issued capital	14	1,636,204	1,438,966
Share premium	14	434	434
Reserves	14	(412,698)	84,590
Retained earnings	14	1,793,392	2,102,537

Total equity attributable to equity holders of the parent		3,017,332	3,626,527

Minority interest	14	57,961	63,794

Total equity		3,075,293	3,690,321

Liabilities
Interest - bearing loans and borrowings	16	114,486	79,165
Employee benefits	17	15,641	16,600
Other non-current liabilities		8,868	6,417
Deferred tax liabilities	10	165,973	89,964

Total non-current liabilities		304,968	192,146

Bank overdraft		3,003	-
Interest - bearing loans and borrowings	16	560,920	578,105
Income taxes payable	5	137,630	60,864
Due to related parties	25	5,201	6,180
Trade payables	19	142,973	137,237
Provisions	18	21,358	32,993
Other current liabilities	20	454,133	517,251

Total current liabilities		1,325,218	1,332,630

Total liabilities		1,630,186	1,524,776

Total equity and liabilities		4,705,479	5,215,097

The accompanying notes are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENT OF CASH FLOW
For the six months ended 30 June 2006
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

	Six months ended 30 June

	2006	2005

Cash flows from operating activities
Profit for the period	253,287	273,353
Adjustments to reconcile net income to net cash provided by (used for)
operating activities:
Depreciation	269,281	254,776
Amortization	113,845	105,390
Foreign exchange gain/(loss)	65,527	13,849
Interest income	(74,809)	(79,905)
Interest expense	34,120	39,834
Income tax expense	252,327	151,894
Share of profit of associates	(35,765)	(26,214)
Effect of indexation for hyperinflation	—	(11,071)
Change in minority interest	37,617	20,952
Translation reserve	(45,219)	—
Net gain/(loss) on remeasurement of investments	5,888	(6,291)

Operating loss before changes in working capital and provisions	876,099	736,567
Trade receivables	(44,161)	(23,863)
Due from related parties	12,110	52,636
Inventories	(11,318)	2,507
Other current assets	(145,746)	169,568
Increase in trading securities	(123,301)	—
Other non-current assets	499	(1,908)
Due to related parties	27	10,916
Trade payables	19,742	(292,859)
Other current liabilities	15,124	(8,031)
Other non-current liabilities	3,497	(387)
Employee benefits	1,745	(4,240)
Provisions	(7,063)	—

Cash generated from operations	597,254	640,906
Interest paid	(24,203)	(26,411)
Income taxes paid	(62,755)	(99,945)

Net cash from operating activities	510,296	514,550

Cash flows from investing activities
Additions to tangibles	(160,955)	(396,050)
Additions to intangibles	(56,904)	(54,036)
Investments in other investments, net	(6,168)	—
Acquisition of minority shares	(22,691)	—
Interest received	74,591	81,002
Acquisition of available for sale investments	(5,464)	(8,026)
Proceeds from sale of investments available for sale	6,712	—

Net cash used for investing activities	(170,879)	(377,110)

Cash flows from financing activities
Proceeds from issuance of long and short term interest-bearing loans
and borrowings	819,999	160,294
Payment on long and short term interest-bearing loans and borrowings	(804,796)	(173,462)
Dividends paid	(342,166)	(182,176)

Net cash provided by financing activities	(326,963)	(195,344)

Effects of foreign exchange on balance sheet items	(128,569)	(9,393)

Net increase in cash and cash equivalents	(116,115)	(67,297)
Effect of change in foreign exchange rates in cash and cash equivalents	(65,527)	(13,849)
Cash and cash equivalents at the beginning of year	808,153	764,931

Cash and cash equivalents at the end of period for cash flow	626,511	683,785

The accompanying notes are an integral part of these consolidated interim financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

1.	Significant accounting policies and operations

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and neighboring states.

In April 1998, the Company signed a license agreement (the “License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and frees it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the License. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Ministry of Transportation as a universal service fund contribution in accordance with Law No 5369. As a result, starting from 30 June 2005, the Company pays the 90% of the ongoing license fee to the Turkish Treasury and 10% to the Ministry of Transportation as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

Two significant founding shareholders, TeliaSonera AB and the Cukurova Group own approximately 37.1% and 27.1%, respectively, of the Company’s share capital, and are ultimate counterparties to a number of transactions that are discussed in the related party footnote. On 28 November 2005, upon completion of a series of transactions, Alfa Telecom Turkey Limited (“Alfa”), an affiliate of Alfa Telecom, one of Russia’s leading private telecommunications investors, acquired 13.2% indirect ownership in the Company.

The consolidated interim financial statements of the Company as at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005 comprise the Company and its sixteen subsidiaries (together referred to as the ‘Group’) and the Group’s interest in one associate. The Company’s, subsidiaries’ and associate’s separate interim financial statements are prepared as at 30 June 2006 and and for the six and three months ended 30 June 2006 and 2005. The Group’s interim financial statements were authorized for issue by the Board of Directors on 9 August 2006.

(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board (IASB). The Group’s first consolidated interim financial statements were reported for the three months ended 31 March 2006. At both interim financial statements prepared as at 30 June 2006 and 31 March 2006 International Financial Reporting Standard No. 1 (“IFRS 1”) “First-time Adoption of IFRS” has been applied.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in Note 29. This Note includes reconciliations of equity and income statement for comparative periods reported under USGAAP (previous GAAP) to those reported for those periods under IFRSs.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

1.	Significant accounting policies and operations (continued)

(b)	Basis of preparation

The Group maintains its books of account and prepares statutory financial statements in local currencies and in accordance with local commercial practice and tax regulations applicable in each subsidiary’s respective country of residence.

The accompanying consolidated interim financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS. The consolidated interim financial statements are presented in US Dollars, rounded to the nearest thousand. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value: derivative financial instruments, financial instruments held for trading and financial instruments classified as available-for-sale.

The preparation of interim financial statements in conformity with International Accounting Standard No. 34 (IAS 34) “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the consolidated interim financial statements and estimates with a significant risk of material adjustment in the next year are discussed in Note 28.

Financial statements for the year ended 31 December 2005 were restated for the changes in the general purchasing power of the functional currency based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Three years inflation rate in Turkey has been 36% as at 31 December 2005, based on the Turkish nation-wide wholesale price indices announced by the State Statistics Association (“SSA”). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

As hyperinflationary conditions in Turkey no longer existed starting from 1 January 2006, New Turkish Lira (“TRY”) has been treated as a more stable currency since that time and the financial statements of the Company and those of the subsidiaries located in Turkey and Turkish Republic of Northern Cyprus prepared in accordance with IFRS are not required to be adjusted for hyperinflationary accounting.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements and in preparing an opening IFRS balance sheet at 1 January 2005 for the purposes of the transition to IFRSs.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

1.	Significant accounting policies and operations (continued)

(c)	Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases.

(ii)	Associates

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. The consolidated interim financial statements include the Group’s share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an associate, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate. The Group’s only associate, Fintur Holdings B.V. (“Fintur”) is accounted under the equity method.

(iii)	Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated interim financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to the functional currency, TRY, at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation of foreign currency transactions are recognised in the income statement. Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to TRY at foreign exchange rate ruling at the dates the fair value was determined.

(ii)	Financial statements of foreign operations

The assets and liabilities of foreign operations, including fair value adjustments arising on consolidation, are translated to US Dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to US Dollars at rates approximating to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognized directly in a separate component of equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

1.	Significant accounting policies and operations (continued)

(d)	Foreign currency (continued)

(iii)	Translation from functional to presentation currency

Items included in the financial statements of each company are measured using the currency of the primary economic environment in which the entities operate, normally, under their local currencies.

The consolidated interim financial statements are presented in US Dollars, which is the presentation currency of the Group. The Group uses US Dollars as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each balance sheet presented (including comparatives) are translated to US Dollars at the foreign exchange rates at the balance sheet date. Revenues and expenses for each income statement (including comparatives) in hyperinflationary economies are translated to US Dollars at foreign exchange rates at the balance sheet date. Revenues and expenses for each income statement (including comparatives) in non-hyperinflationary economies are translated to US Dollars at rates approximating to the foreign exchange rates at the dates of the transactions.

Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Prior to translating the financial statements in hyperinflationary economies, the financial statements, including comparatives, are restated to account for changes in the general purchasing power of the local currency. The resulting gain on net monetary position is recognized as a separate component of the income statement. The restatement is based on relevant price indices at the balance sheet date.

(iv)	Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations are taken to translation reserve. They are released into the income statement upon disposal.

(e)	Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange risk arising from operational, financing and investment activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in income statement.

The fair value of forward exchange contracts and options is their quoted market price at the balance sheet date, being the present value of the quoted forward prices and fair values based on option pricing models for option contracts.

(f)	Property, plant and equipment

(i)	Owned assets

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and impairment losses (see accounting policy l).

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

1.	Significant accounting policies and operations (continued)

(f)	Property, plant and equipment (continued)

(ii)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. The owner-occupied property acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (see accounting policy l). The property held under finance leases and leased out under operating lease is classified as investment property and stated at the fair value model. Lease liabilities are reduced by repayments of principal, while the interest charge component of the lease payment is charged to the income statement. Property held under operating leases that would otherwise meet the definition of investment property may be classified as investment property on a property-by-property basis.

(iii)	Subsequent costs

The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

(iv)	Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	25 - 50 years
Network infrastructure	5 - 8 years
Equipment, fixtures and fittings	4 - 5 years
Motor vehicles	4 - 5 years
Leasehold improvements	5 years

(g)	Intangible assets

Intangible assets are acquired by the Group are stated at cost adjusted for the effects of inflation during the hyperinflationary period that lasted by 31 December 2005 less accumulated amortisation (see below) and impairment losses (see accounting policy l).

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense as incurred.

(i)	Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

1.	Significant accounting policies and operations (continued)

(g)	Intangible assets (continued)

(ii)	Amortization

Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Other intangible assets are amortised from the date they are available for use. The estimated useful lives are as follows:

Computer software	3 - 8 years
GSM and other telecommunications license	4 - 25 years
Transmission lines	10 years
Central betting system operating right	4 - 5 years
Customer base	2 years

(h)	Investments

Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement.

Where the Group has the positive intent and ability to hold government bonds and treasury bills to maturity, they are stated at amortised cost less impairment losses (see accounting policy l).

Other financial instruments held by the Group are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss being recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses which are recognized in the income statement. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

The fair value of financial instruments classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date.

Financial instruments classified as held for trading or available-for-sale investments are recognised (derecognised) by the Group on the date it commits to purchase (sell) the investments. Securities held-to-maturity are recognised (derecognised) on the day they are transferred to/by the Group.

Held to maturity, available for sale and held for trading securities at 30 June 2006, consist of government bonds, treasury bills, foreign investment equity funds, eurobonds and the Company’s equity investments in certain entities (see Note 9).

(i)	Trade and other receivables

Trade and other receivables are stated at their amortized cost less impairment losses.

(j)	Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. At 30 June 2006, inventories consisted of simcards, scratch cards and mobile phone handsets (31 December 2005: simcards and scratch cards).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

1.	Significant accounting policies and operations (continued)

(k)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and bank deposits. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(l)	Impairment

The carrying amounts of the Group’s assets other than inventories (see accounting policy j), and deferred tax assets (see accounting policy u) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

For intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Goodwill was tested for impairment at 1 January 2005, the date of transition to IFRS, even through no indication of impairment existed. As at 31 December 2005, the Company provided impairment for its only goodwill amounting to $803 with respect to acquisition of the remaining 30% shares of Mapco Internet ve Iletisim Hizmetleri Pazarlama AS (“Mapco”) in June 2003.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in the income statement even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in the income statement is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in the income statement.

(i)	Calculation of recoverable amount

The recoverable amount of the Group’s investments in held to maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(ii)	Reversal of impairment

An impairment loss in respect of a held-to-maturity security or receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of an investment in an equity instrument classified as available for sale is not reversed through the income statement. If the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss shall be reversed, with the amount of the reversal recognised in the income statement.

An impairment loss in respect of goodwill is not reversed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

1.	Significant accounting policies and operations (continued)

(l)	Impairment (continued)

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m)	Share capital

(i)	Share Capital

Common stock of the Company represented 2,200,000,000 authorized, issued and fully paid shares with a par value of TRY 1 each as at 30 June 2006. The Company has no preference share capital as at 30 June 2006.

(ii)	Repurchase of share capital

When share capital recognized as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

(iii)	Dividends

Dividends are assumed as a liability in the period in which they are declared.

(n)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(o)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause, or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum TRY 1,771 as at 30 June 2006 (31 December 2005: TRY 1,727) per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated interim financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Group arising from the retirement of the employees. The calculation was based upon the retirement pay ceiling announced by the government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

1.	Significant accounting policies and operations (continued)

(o)	Employee benefits (continued)

(ii)	Defined contribution plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred. The Company initiated a defined contribution retirement plan for all eligible employees during 2005. Besides, Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (“Inteltek”) and Libero Interaktif Hizmetler AS (“Libero”), other consolidated subsidiaries, initiated a defined contribution retirement plan for all eligible employees during 2006. The assets of the plan are held separately from the financial statements of the Group. The Company, Inteltek and Libero are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Company, Inteltek and Libero with respect to the retirement plan is to make the specified contributions.

(p)	Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(q)	Trade and other payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

(r)	Revenue

Communication fees include all types of postpaid revenues from incoming and outgoing calls, additional services and prepaid revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services. Instead, deferred revenue is recorded under current liabilities.

Commission fees mainly comprised of net takings earned to a maximum of 12% of gross takings, as a head agent of fixed odds betting games and 4.3% commission recognized based on the para-mutual and fixed odds betting games operated on Central Betting System. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the head agency agreement, Inteltek is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Simcard sales are recognized upon initial entry of a new subscriber into the GSM system only to the extent of direct costs. Excess simcard and prepaid simcard sales, if any, are deferred and amortized over the estimated effective subscriber life.

Call center revenues are recognized at the time the services are rendered.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

1.	Significant accounting policies and operations (continued)

(s)	Expenses

(i)	Operating lease payments

Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognized in the income statement as an integral part of the total lease expense.

(ii)	Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii)	Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses and gains and losses on derivative financial instruments that are recognized in the income statement.

Interest income and expense is recognised in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

(t)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(u)	Income taxes

Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Information as to the calculation of income tax on the income statement for the interim periods presented is included in Note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

Notes to the consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

1.	Operating expenses

Operating expenses were distributed by functions as follows:

	Six months ended		Three months ended

	30 June 2006	30 June 2005	30 June 2006	30 June 2005

Direct cost of revenues	(1,314,352)	(1,258,420)	(646,998)	(681,876)
Other functions
Sales and marketing expenses	(402,955)	(310,885)	(196,865)	(176,519)
Administrative expenses	(85,545)	(72,354)	(44,272)	(37,862)

Total other functions	(488,500)	(383,239)	(241,137)	(214,381)

Total	(1,802,852)	(1,641,659)	(888,135)	(896,257)

Direct cost of revenues mainly include ongoing license fee and universal service fund, interconnection expenses, transmission fees, base station rents, billing costs, depreciation and amortization charges and technical, repair and maintenance expenses directly related to services rendered, wages, salaries and personnel expenses for technical personnel.

Selling and marketing expenses mainly consisted of advertising expenses, public relations expenses, dealer activation fees, wages, salaries and personnel expenses of selling and marketing related personnel, subscriber acquisition expenses and frequency usage fees.

Administrative expenses mainly consisted of payroll, bad debt provision, consulting, travel, project, rent and collection expenses.

2.	Other operating income and expenses

All income and expenses are classified according to function, only income and expenses that cannot be allocated to a specific function are classified as other operating income or expenses.

3.	Net financing costs

Net financing costs for the six and three months ended 30 June 2006 and 2005 comprised of the following:

	Six months ended		Three months ended

	30 June 2006	30 June 2005	30 June 2006	30 June 2005

Interest income	74,809	79,905	31,413	41,570
Foreign exchange gain, net	—	—	(7,858)	—
Premium income on options	5,120	—	2,985	—
Other	553	1,996	339	1,740

Financial income	80,482	81,901	26,879	43,310

Foreign exchange loss, net	(65,527)	(13,849)	(65,527)	3,547
Interest expense	(34,120)	(39,834)	(14,615)	(18,726)
Loss on marketable securities	(7,219)	—	(7,219)	—
Interest expense resulting from litigations	—	(60,463)	—	(23,459)
Other	(1,890)	(4,327)	(1,243)	(1,511)

Financial expenses	(108,756)	(118,473)	(88,604)	(40,149)

Net financing costs	(28,274)	(36,572)	(61,725)	3,161

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

4.	Income tax expense

Recognised in the income statement

	Six months ended		Three months ended

	30 June 2006	30 June 2005	30 June 2006	30 June 2005

Current tax expense
Current year	(154,320)	(64,115)	(84,814)	(36,032)

	(154,320)	(64,115)	(84,814)	(36,032)

Deferred tax expense
Reduction in tax rate	(152,809)	—	(125,346)	—
Origination and reversal of temporary
differences	43,386	(91,931)	46,953	(57,086)
Benefit of investment incentive recognized	11,416	4,152	(1,673)	2,723

	(98,007)	(87,779)	(80,066)	(54,363)

Total income tax expense in income statement	(252,327)	(151,894)	(164,880)	(90,395)

Current tax expense for the interim periods presented is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the interim periods.

Total deferred tax recognized directly in equity was $47 and $(443) for the six and three months ended 30 June 2006 and nil for both six and three months ended 30 June 2005.

Reconciliation of effective tax rate

The reported income tax expense for the six and three months ended 30 June 2006 and 2005 are different than the amounts computed by applying the statutory tax rate to profit before tax as shown in the following reconciliation:

		Six months ended 30 June

		2006		2005

Profit before tax attributable to equity holders of the parent		526,372		425,884
Income tax using the domestic corporation rate	20%	(105,275)	30%	(127,765)
Change in tax rate	29%	(152,809)	0%	—
Effect of tax rates in foreign jurisdictions	(1)%	5,187	0%	45
Non-deductible expense	1%	(5,534)	7%	(28,984)
Investment tax credit	(2)%	11,416	(1)%	4,152
Effect of tax losses utilised	0%	—	0%	1,810
Unrecognized deferred tax assets	4%	(19,372)	1%	(5,002)
Other	(3)%	14,060	(1)%	3,850

		(252,327)		(151,894)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

4.	Income tax expense (continued)

Reconciliation of effective tax rate (continued)

		Six months ended 30 June

		2006		2005

Profit before tax attributable to equity holders of the parent		251,740		278,272
Income tax using the domestic corporation rate	20%	(50,348)	30%	(83,481)
Change in tax rate	50%	(125,346)	—	—
Effect of tax rates in foreign jurisdictions	(1)%	3,605	0%	(736)
Non-deductible expense	(2)%	5,787	2%	(5,365)
Investment tax credit	1%	(1,673)	(1)%	2,723
Effect of tax losses utilised	0%	—	1%	(3,856)
Unrecognized deferred tax assets	3%	(6,919)	2%	(4,457)
Other	(4)%	10,014	(2)%	4,777

		(164,880)		(90,395)

5.	Income taxes payable

The income taxes payable of $137,630 and $60,864 at 30 June 2006 and 31 December 2005, respectively represent the amount of income taxes payable in respect of related taxable profit for the six months ended 30 June 2006 and for the year ended 31 December 2005.

Current tax for current and prior period is classified as current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as income tax receivable under current assets. Income tax receivable is amounting to $6,931 as at 30 June 2006 (31 December 2005: nil).

According to the article 32 of New Corporate Tax Law No. 5520, the corporate tax rate has been reduced from 30% to 20%. In this respect, corporate income of the companies will be subject to corporate tax at the rate of 20%, effective from 1 January 2006 onwards. It has been also stated that the advance corporate tax that was calculated and collected on the rate of 30% for the advance corporate tax periods after 1 January 2006 that is in excess of the amount calculated by the new rate for the same periods will be offset against the advance corporate tax for the following advance tax periods.

According to the Income Tax Law which was published in Official Gazette on 8 April 2006, the investment allowance application has been abolished effective from 1 January 2006. However, the respective law allows the taxpayers to utilize their investment allowance rights obtained under the scope of the previous provisions only from their income generated in the years 2006, 2007, and 2008.

If there has been investment allowance right to be used in 2006, advance corporate tax and corporate tax will be calculated and collected on the rate of 30%, instead of 20%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

6.	Property, plant and equipment

Cost	Balance at 1 January 2006	Additions	Disposals	Transfers*	Effect of movements foreign exchange	Balance at 30 June 2006

Network infrastructure (All Operational)	4,220,485	4,131	(698)	214,467	(631,628)	3,806,757
Land and buildings	250,517	222	(59)	378	(39,727)	211,331
Equipment, fixtures and fittings	292,428	2,483	(304)	9,905	(42,665)	261,847
Motor vehicles	18,982	147	(519)	(29)	(3,084)	15,497
Leasehold improvements	137,196	160	(88)	1,225	(21,033)	117,460
Construction in progress	385,367	204,287	—	(276,421)	(59,812)	253,421

Total	5,304,975	211,430	(1,668)	(50,475)	(797,949)	4,666,313

Accumulated Depreciation
Network infrastructure (All Operational)	2,675,018	245,702	(339)	—	(462,451)	2,457,930
Land and buildings	59,342	5,422	(3)	—	(10,325)	54,436
Equipment, fixtures and fittings	287,901	12,284	(260)	—	(47,600)	252,325
Motor vehicles	14,991	997	(320)	—	(2,569)	13,099
Leasehold improvements	125,013	4,876	(44)	—	(20,705)	109,140

Total	3,162,265	269,281	(966)	—	(543,650)	2,886,930

Total property, plant and equipment	2,142,710	(57,851)	(702)	(50,475)	(254,299)	1,779,383

*The remaining portion of transfer amounting to $50,475 comprise of intangible assets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

6.	Property, plant and equipment (continued)

Leased assets

The Group leases equipments under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 30 June 2006 and 31 December 2005, total fixed assets acquired under finance leases amounted to $123,304 and $149,041, respectively.

Property, plant and equipment under construction

Construction in progress consisted of expenditures in GSM network of the Company, LLC Astelit (“Astelit”) and Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and non-operational items as at 30 June 2006 and 31 December 2005.

As at 30 June 2006, fixed assets of the Company amounting to $1,248 are pledged as collateral to the banks that have loans to the Company (31 December 2005: $1,491). Besides, under the syndicated long term project financing package, there are certain restrictions on Astelit’s assets. In accordance with this agreement, Astelit may not dispose any of its assets nor can pledge them under any contract until the termination of the syndicated long term project financing package.

7.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which will be amortized in 25 years. The amortisation period of the licence will be ended in 2023.

Cost	Balance at 1 January 2006	Additions	Disposals	Transfers*	Effect of movements foreign exchange	Balance at 30 June 2006

GSM and other telecommunication	940,015	243	—	814	(138,819)	802,253
operating licences
Computer Software	1,454,453	4,786	—	49,646	(231,660)	1,277,225
Transmission Lines	31,735	1,224	—	7	(5,170)	27,796
Central Betting System Operating
Right	4,431	176	(345)	—	(722)	3,540
Customer Relations	1,255	—	—	—	2	1,257
Other	79	—	—	8	65	152

Total	2,431,968	6,429	(345)	50,475	(376,304)	2,112,223

Accumulated Amortization
GSM and other telecommunication
operating licences	280,629	26,543	—	—	(45,611)	261,561
Computer Software	833,459	84,925	—	—	(147,024)	771,360
Transmission Lines	16,660	1,570	—	—	(2,931)	15,299
Central Betting System Operating
Right	2,146	535	(345)	—	(424)	1,912
Customer Relations	1,002	257	—	—	5	1,264
Other	17	15	—	—	35	67

Total	1,133,913	113,845	(345)	—	(195,950)	1,051,463

Total intangible assets	1,298,055	(107,416)	—	50,475	(180,354)	1,060,760

(*) Refer to note 6.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

8.	Investments in associates

At 30 June 2006 and 31 December 2005, the ownership interest in Fintur is 41.45%. Fintur is accounted for under the equity method. The Company’s investment in Fintur amounts to $323,365 as at 30 June 2006 (31 December 2005: $290,412).

Summary financial information of Fintur as at 30 June 2006 and 31 December 2005 and for the six and three months ended 30 June 2006 and 2005 is as follows:

	30 June 2006	31 December 2005

Non-current assets	1,002,400	852,569
Current assets	344,276	250,724

	1,346,676	1,103,293

Equity	970,419	814,473
Non-current liabilities	34,040	25,846
Current liabilities	342,217	262,974

	1,346,676	1,103,293

	Six months ended		Three months ended

	30 June 2006	30 June 2005	30 June 2006	30 June 2005

Revenues	517,118	372,211	279,150	203,412
Direct cost of revenues	(225,502)	(164,524)	(121,845)	(92,413)
Profit before tax	137,805	89,126	79,890	49,318
Profit for the period	86,285	63,242	48,051	31,183

9.	Other investments

The Company has the following non-current available for sale investments:

		Ownership(%)

	Country of incorporation	30 June 2006	31 December 2005

Aks Televizyon Reklamcilik ve Filmcilik Sanayi	Turkey	6.24	6.24
Ve Ticaret AS (“Aks TV”)
T Medya Yatirim Sanayi ve Ticaret AS	Turkey	8.23	5.91
(“T Medya”)

The Group’s interest in Aks TV and T Medya was amounting to $21,128 and $9,647 as at 30 June 2006 (31 December 2005: $19,882 and $9,513), respectively.

In 2003, the Group acquired a 6.24% interest in Aks TV and a 8.23% interest in T-Medya, media companies owned by the Cukurova Group.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

9.	Other investments (continued)

On 21 April 2006, at Aks TV’s Ordinary General Assembly Meeting, it has been decided to increase the share capital of Aks TV through cash injection by shareholders. Iyi Eglenceler Eglence ve Turizm AS (Iyi Eglenceler) paid TRY 7,188 (equivalent to $4,484 at 30 June 2006) in cash representing its proportion in share capital of Aks TV.

On 24 June 2005, at T-Medya’s General Assembly Meeting, it has been decided to increase the share capital of T-Medya. However, the Group did not participate in the capital contribution, accordingly the ownership of the Group in T-Medya decreased to 5.91%. Subsequent to the first share capital increase, the Group decided to participate in the second share capital increase and on 2 January 2006, the Group paid TRY 2,700 (equivalent to $1,684 at 30 June 2006) in cash as capital contribution to T-Medya and the Group’s ownership interest in T-Medya increased back to 8.23%.

Other current investments as at 30 June 2006 and 31 December 2005 compose of the following:

	30 June 2006	31 December 2005

Held to maturity debt securities	8,634	10,191
Government bonds, treasury bills	8,634	10,191
Available for sale securities	13,135	13,096
Foreign investment equity funds	11,451	11,686
Government bonds, treasury bills	1,684	1,410
Held for trading debt securities	115,767	—
Government bonds, treasury bills, Eurobonds	115,767	—

	137,536	23,287

10.	Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 30 June 2006 and 31 December 2005 are attributable to the following:

	Assets		Liabilities		Net

	30 June 2006	31 December 2005	30 June 2006	31 December 2005	30 June 2006	31 December 2005

Property, plant & equipment and	—	—	(223,736)	(468,920)	(223,736)	(468,920)
intangible assets
Investment	—	—	(9,006)	—	(9,006)	—
Provisions	54,826	71,078	(266)	(366)	54,560	70,712
Other items	9,934	21,587	(73)	(8)	9,861	21,579
Tax credit carry forwards	3,447	289,605	—	—	3,447	289,605

Tax assets/(liabilities)	68,207	382,270	(233,081)	(469,294)	(164,874)	(87,024)

Set off of tax	(67,108)	(379,330)	67,108	379,330	—	—

Net tax assets/(liabilities)	1,099	2,940	(165,973)	(89,964)	(164,874)	(87,024)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

10.	Deferred tax assets and liabilities (continued)

Recognised deferred tax assets and liabilities

The Company forecasts taxable income in 2006 and onwards and has generated taxable income for several years. Currently, economic and political situation in Turkey became more stable and there are positive expectations about the near term future. Further, there are positive developments regarding the Turkey’s membership to the European Union. On 3 October 2005, the member states of European Union decided to start membership discussions with Turkey, a decision that is expected to have certain political and economic benefits for Turkey in near future. Management believes that these developments provide management a better visibility about the near term future. As a result, as at 30 June 2006, management concluded that it is probable that the deferred tax assets of $1,099 were realizable.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	30 June 2006	31 December 2005

Deductible temporary differences	5,587	(13,753)
Tax credit carry forwards	1,080	4,508
Operating loss carry forwards	31,343	29,515

Total unrecognised deferred tax assets	38,010	20,270

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Company can utilise the benefits thereafter.

As at 30 June 2006 net operating loss carry forwards are as follows:

Year	Amount	Expiration Date

2001	1,124	2006
2002	488	2007
2003	7,603	2008
2004	29,400	2009
2005	53,660	2010
2006	37,272	2011 thereafter

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

11.	Trade receivables and accrued income

The breakdown of trade receivables and accrued income as at 30 June 2006 and 31 December 2005 is as follows:

	30 June 2006	31 December 2005

Receivables from subscribers	138,308	143,180
Accounts and checks receivable	86,384	79,430
Receivables from Turk Telekom	18,879	16,305
Accrued service income	72,596	82,187

	316,167	321,102

Trade receivables are shown net of impairment losses amounting to $134,946 as at 30 June 2006 (31 December 2005: $149,209).

Receivables from Turk Telekom as at 30 June 2006 and 31 December 2005 represent net amounts that are due from Turk Telekom under the Interconnection Agreement. The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’s fixed-line subscribers’ calls to GSM subscribers.

The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Letters of guarantee received with respect to the accounts and cheques receivable are amounting to $45,766 and $48,066 as at 30 June 2006 and 31 December 2005, respectively.

12.	Other current assets

The breakdown of other current assets at 30 June 2006 and 31 December 2005 is as follows:

	30 June 2006	31 December 2005

Prepaid expenses	109,271	40,289
Restricted cash	100,297	34,105
Value added tax ("VAT") receivable	24,642	28,175
Advances to suppliers	12,142	7,665
Other	14,806	16,217

	261,158	126,451

Prepaid expenses mainly consist of prepaid frequency usage fees amounting to $70,239 as at 30 June 2006 (31 December 2005: nil).

As at 30 June 2006, restricted cash represents amounts deposited at banks as guarantees in connection with the loans used by the Group which will be released on 20 June 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

13.	Cash and cash equivalents

The breakdown of cash and cash equivalents as at 30 June 2006 and 31 December 2005 is as follows:

	30 June 2006	31 December 2005

Cash in hand	104	101
Cheques received	2,786	25,451
Banks	626,533	782,494
-Demand deposits	104,715	114,200
-Time deposits	521,818	668,294
Bonds and bills	91	107

Cash and cash equivalents	629,514	808,153
Bank overdrafts	(3,003)	—

Cash and cash equivalents in the
statement of cash flows	626,511	808,153

At 30 June 2006, cash and cash equivalents amounting to $50,385 (31 December 2005: $23,668) were deposited in the banks, which are owned and/or controlled by Cukurova Group, a significant shareholder of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

14.	Capital and reserves

Reconciliation of movement in capital and reserves

	Issued Capital	Share Premium	Legal Reserves	Fair Value	Translation Reserve	Retained Earnings	Profit for the period	Total	Minority Interest	Total Equity

Balance at 1 January 2005	1,207,142	415	50,458	—	(13,935)	1,670,402	—	2,914,482	65,514	2,979,996
Increase in capital	169,092	—	—	—	—	(169,092)	—	—	—	—
Transfer to legal reserves	—	—	49,503	—	—	(49,503)	—	—	—	—
Total recognized income
and expense	62,732	19	4,526	800	(6,762)	59,160	772,246	892,721	(24,793)	867,928
Dividends to shareholders	—	—	—	—	—	(180,676)	—	(180,676)	—	(180,676)
Change in minority interest	—	—	—	—	—	—	—	—	23,073	23,073
Transfer to retained earnings	—	—	—	—	—	772,246	(772,246)	—	—	—

Balance at 31 December 2005	1,438,966	434	104,487	800	(20,697)	2,102,537	—	3,626,527	63,794	3,690,321

Balance at 1 January 2006	1,438,966	434	104,487	800	(20,697)	2,102,537	—	3,626,527	63,794	3,690,321
Increase in capital	197,238	—	—	—	(197,238)	—	—	—	—
Transfer to legal reserves	—	—	43,786	—	(43,786)	—	—	—	—
Total recognized income
and expense	—	—	—	(233)	(540,841)	—	274,045	(267,029)	(20,759)	(287,788)
Dividends to shareholders	—	—	—	—	—	(342,166)	—	(342,166)	—	(342,166)
Acquisition of minority shares	—	—	—	—	—	—	—	—	(22,691)	(22,691)
Change in minority interest	—	—	—	—	—	—	—	—	37,617	37,617
Transfer to retained earnings	—	—	—	—	—	274,045	(274,045)	—	—	—

Balance at 30 June 2006	1,636,204	434	148,273	567	(561,538)	1,793,392	—	3,017,332	57,961	3,075,293

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

14.	Capital and reserves (continued)

Reconciliation of movement in capital and reserves (continued)

At 30 June 2006, common stock represented 2,200,000,000 (31 December 2005: 2,200,000,000) authorized, issued and fully paid shares with a par value of TRY 1 each. In accordance with the Law No. 5083 with respect to the TRY, on 9 May 2005, par value of each share is registered to be one TRY.

In connection with the redenomination of the Turkish Lira and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TRY 1, 1,000 units of shares, each having a nominal value of TRY 0.001 shall be merged and each unit of share having a nominal value of TRY 1 shall be issued to represent such shares. The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TRY 0.001 to one ordinary share having a nominal value of TRY 1 each. After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TRY 0.001 to TRY 1, all shares will have a value of TRY 1. Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TRY 1 which is consented by Capital Markets Board of Turkey (“CMB”).

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the interim financial statements of foreign and domestic operations from the functional currencies of domestic and foreign operations to presentation currency of US Dollars.

Fair value reserve

The fair value reserve includes the cumulative net change including deferred tax effects in the fair value of available-for-sale investments until the investment is derecognized or the asset is impaired.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance. As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s distributable profits based on the financial statements prepared in accordance with the accounting principles accepted by the CMB, for each fiscal year starting with profits for fiscal year 2004. However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of, amendment by, the Board of Directors and the General Assembly of Shareholders.

On 22 March 2006, the Board of Directors of the Company decided to make a proposal to the General Assembly for distribution of a total net cash dividend of TRY 509,075 (equivalent to $317,596 and $342,166 at 30 June 2006 and 22 May 2006, respectively) (which constitutes 50% of distributable income per statutory accounts) and dividend in the form of bonus issue amounting of TRY 345,113 (equivalent to $215,305 and $231,962 at 30 June 2006 and 22 May 2006, respectively) for the year ended 31 December 2005. The distribution of dividends was approved at the General Assembly Meeting held on 22 May 2006 and cash dividend distribution was started on 29 May 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

15.	Earnings per share

The calculation of basic and diluted earnings per share as at 30 June 2006 were based on the profit attributable to shareholders for the six and three months ended 30 June 2006 and 2005 of $274,045, $273,990, $86,860 and $187,877, respectively and a weighted average number of shares outstanding during the six and three months ended 30 June 2006 and 2005 of 2,200,000,000 calculated as follows:

	Six months ended		Three months ended

	30 June 2006	30 June 2005	30 June 2006	30 June 2005

Numerator:
Profit for the period	274,045	273,990	86,860	187,877
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000	2,200,000,000

Basic and diluted earnings per share (full US dollars)	0.124566	0.124541	0.039482	0.085399

Basic and diluted weighted average number of shares and profit for the period per share for the six and three months ended 30 June 2005 are retrospectively changed to reflect each share having a nominal value of TRY 1.

16.	Interest-bearing loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate, foreign currency risk and payment schedule for interest bearing loans, see Note 21.

	30 June 2006	31 December 2005

Non-current liabilities	114,486	79,165
Unsecured bank loans	14,082	79,156
Secured bank loans	100,399	—
Finance lease liabilities	5	9
Current liabilities	560,920	578,105
Current portion of unsecured bank loans	228,267	194,372
Current portion of secured bank loans	331,620	277,727
Unsecured bank facility	—	46,713
Secured bank facility	—	56,397
Current portion of finance lease liabilities	1,033	2,896

	675,406	657,270

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

16.	Interest-bearing loans and borrowings (continued)

On 30 December 2005, Astelit, together with ING Bank N.V. (“ING Bank”) and Standard Bank London Ltd. (“Standard Bank”), finalized a syndicated long term project financing of $390,000. As at 30 June 2006, $368,732 of that facility has been utilized and $21,268 was undrawn.

These financing agreements contain a number of restrictive debt covenants applicable to Astelit and Euroasia Telecommunications Holding B.V. (“Euroasia”), which may be summarized as follows:

•	Astelit has to comply with certain financial ratios during the period of financing;
•	Astelit may not pledge any of its assets (including its rights under the supply contracts and its rights under the material insurance contracts);
•	Euroasia may not pledge shares owned in Astelit to other parties;
•	Euroasia may not pledge any loans issued to Astelit;
•	There are restrictions on disposal of assets by Astelit;
•	Astelit can not attract financing from parties other than Euroasia and Lenders, without the consent of the Lenders;
•	There are restrictions on finance leasing and supplier financing arrangements;
•	Astelit may not conduct any other business apart from the operation of telecommunications services, and business ancillary thereto;
•	Astelit may not merge with other companies;
•	There are restrictions on acquisitions of subsidiaries;
•	There are restrictions on issuance of guarantees by Astelit;
•	Astelit can not issue any shares for purposes other than receiving financial support from current shareholders;
•	Payment of dividends may only occur once Astelit complies with certain financial ratios.

Besides, as part of the project financing package, a long term junior facility up to $150,000 (including interest amounting to $24,000) was also finalized with Turkiye Garanti Bankasi AS Luxemburg Branch and Akbank TAS Malta Branch. The junior facility is fully guaranteed by the Company. This facility has been fully utilized as at 30 June 2006.

Based on Astelit’s interim financial statements as at 30 June 2006 and 31 March 2006, Astelit was in breach of its covenants contained in its syndicated long term project financing. Therefore, the Group has reclassified its total long term debt amounting $459,593 and $382,063 and (including its junior loan) as short term debt payable as at 30 June 2006 and 31 March 2006, respectively. The breach of a covenant is an event of default and the lenders in the syndicated long term project may demand immediate repayment of the outstanding amounts which would also trigger the cross-default to and acceleration upon notice of, substantially all of the Astelit’s borrowings. The breach of the EBITDA is an event of default and in accordance with IFRS, Astelit requested the facility agent, the senior creditors and the Export Credit Agency (“ECA”) to waive this requirement in order to make further drawings under the syndicated long term financing. The Company and System Capital Management Limited (“SCM”) have agreed to contribute their respective share of approximately $150,000 required by the facility agent to Astelit. As at 10 May 2006, Astelit has obtained the waiver letter from the lenders enabling Astelit to draw loans under the syndicated long term financing. Based on Astelit’s interim financial statements as at and for six months ended 30 June 2006, Astelit is again in breach of its covenants contained in its syndicated long term project financing. Therefore, the Group has reclassified its total long term debt amounting $459,593 (including its junior loan) as short term debt payable as at 30 June 2006. Astelit has obtained waiver letter from the banks in order to make further drawings under the syndicated long term financing facility on 8 August 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

16.	Interest-bearing loans and borrowings (continued)

Repayment schedule of interest-bearing loans and borrowings after reclassification of syndicated long term financing package and long term junior facility as current is presented in Note 21.

17.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. The liability for this retirement pay obligation is recorded in the accompanying consolidated interim financial statements at its present value using a discount rate of 5.49%.

Movement in the reserve for employee termination benefits as at 30 June 2006 is as follows:

Six months ended 30 June 2006

Balance at 1 January 2006	16,600
Provision set during the period	3,337
Payments made during the period	(1,190)
Unwind of discount	(402)
Effect of change in foreign exchange rate	(2,704)

Balance at 30 June 2006	15,641

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated interim income statement as incurred. The Company incurred $537 and $285 in relation to defined contribution retirement plan for the six and three months ended 30 June 2006 (30 June 2005: nil).

18.	Provisions

	Six months ended 30 June 2006

	Legal	Bonus	Total

Balance at 1 January 2006	15,106	17,887	32,993
Provision set during the period	—	11,330	11,330
Provisions used during the period	—	(16,576)	(16,576)
Unwind of discount	—	(1,015)	(1,015)
Effect of change in foreign exchange rate	(2,460)	(2,914)	(5,374)

Balance at 30 June 2006	12,646	8,712	21,358

In Note 24, under legal proceedings section, detailed explanations are given with respect to legal provisions in the captions under “Disputes on Turk Telekom Transmission Lines Leases” and “Investigation of the Turkish Competition Board”.

The bonus provision totalling to $8,712 comprise of only the provision for the six months ended 30 June 2006 and is planned to be paid in March 2007.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

19.	Trade payables

The breakdown of trade payables as at 30 June 2006 and 31 December 2005 is as follows:

	30 June 2006	31 December 2005

Payables to Ericsson companies	44,230	36,705
Payables to interconnection suppliers	31,650	18,768
Other	67,093	81,764

	142,973	137,237

Payables to Ericsson Turkey, Ericsson Sweden and Ericsson AB are arising from fixed asset purchases, site preparation and other services. Balances due to other suppliers are arising in the ordinary course of business.

20.	Other current liabilities

The breakdown of other current liabilities as at 30 June 2006 and 31 December 2005 is as follows:

	30 June 2006	31 December 2005

Taxes and withholdings payable	141,347	175,031
Deferred income	114,091	123,613
Selling and marketing expense accrual	49,147	30,633
Forward contracts	48,465	—
Ongoing license fee and universal service fund accrual	41,258	109,764
Interconnection accrual	18,125	14,855
Roaming expense accrual	9,969	12,351
Telecommunications Authority share accrual	8,305	12,334
Transmission fee accrual	6,766	7,335
Maintenance expense accrual	2,154	305
Other	14,506	31,030

	454,133	517,251

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

21.	Financial instruments

Exposure to credit, interest rate and currency risks arises in the normal course of the Group’s business. Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates as well as speculative purposes in order to accumulate premiums. The Group’s Treasury is committed to effectively manage financial market risks in the context of Group’s business strategies and with a view to achieve a balance between acceptable levels of risk and reward. Within this context, the Group implemented a Treasury Risk Management Policy that articulates the recognition, measurement and management of interest rate, foreign exchange, credit and liquidity risks while monitoring macro economic and financial markets’ conditions. In addition to this, the Group publishes and periodically updates procedures for each type of financial instrument used.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related with certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

Investments are allowed only in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group. Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and capital adequacy ratios periodically to ensure credit worthiness.

At the balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, in the balance sheet. The Company does not expect significant failure from any counterparty to meet its obligations.

Interest rate risk

As at 30 June 2006, interest on the Group’s assets was fixed excluding floating rate note holdings. Holdings of Turkish government floating rate notes carry a face value of TRY 75,400 and have a fair value of TRY 79,345 as at 30 June 2006. Therefore, the Company is not exposed to interest rate risk on financial assets, apart from these floating rate notes, as at 30 June 2006. As at 31 July 2006, interest on the Company’s assets was fixed excluding floating rate note holdings. Holdings of Turkish government floating rate notes carry a face value of TRY 106,600 and have a fair value of TRY 113,034 as at 31 July 2006.

The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 30 June 2006.

In order to take advantage of market volatility in the local and international bond markets, and increase the yield on its free cash, the Company has been entering into short term option transactions to buy or sell Turkish sovereign Eurobonds depending on market conditions and expectations. As at 30 June 2006, the Company does not have outstanding Eurobond options. As at 31 July 2006, the Company has outstanding Eurobond options in the notional amount of $50,000 for trading purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

21.	Financial Instruments (continued)

Interest rate risk (continued)

The Company manage interest rate risk by financing non-current assets with long-term debt with both fixed and variable interest rates and equity.

	30 June 2006								31 December 2005

	Note		Effective Interest Rate	Total	1 year	1-2 years	2-5 years	More than 5 years	Effective interest rate	Total	1 year	1-2 years	2-5 years	More than 5 years

Cash and cash equivalents*		13
USD			5.5%	59,872	59,872	—	—	—	4.8%	23,212	23,212	—	—	—
Euro			3.2%	94,213	94,213	—	—	—	2.4%	135,620	135,620	—	—	—
TRY			20.4%	461,291	461,291	—	—	—	18.9%	646,369	646,369	—	—	—
Other				14,138	14,138	—	—	—		2,952	2,952	—	—	—
Restricted cash	12		4.3%	100,297	—	100,297	—	—	5.6%	34,105	34,105	—	—	—
Held to maturity securities	9		24.5%	8,634	8,634	—	—	—	21.5%	10,191	10,191	—	—	—
Available for sale securities	9
Foreign inv. equity funds			**	11,451	11,451	—	—	—	**	11,686	11,686	—	—	—
Gov. bonds, treasury bills			6.1%	1,684	1,684	—	—	—	5.7%	1,410	1,410	—	—	—
Held for trading securities	9		12.5%	115,767	115,767	—	—	—	—	—	—	—	—	—
Secured bank loans	16
USD floating rate loans			11.0%	(331,620)	(331,620)	—	—	—	9.3%	(129,838)	(129,838)	—	—	—
USD fixed rate loans									6.0%	(56,397)	(56,397))
Euro floating rate loans			4.4%	(100,399)	—	(100,399)	—	—	8.0%	(147,889)	(147,889)	—	—	—
Unsecured bank loans	16
USD floating rate loans			6.9%	(215,248)	(215,248)	—	—	—	7.6%	(234,270)	(177,466)	(56,804)	—	—
USD fixed rate loans			—	—	—	—	—	—	10.4%	(32,500)	(32,500)	—	—	—
Euro fixed rate loans			—	—	—	—	—	—	11.7%	(10,673)	(10,673)	—	—	—
TRY floating rate loans			15.6%	(27,101)	(13,019)	(10,011)	(4,071)	—	15.9%	(42,798)	(20,446)	(12,691)	(9,661)	—
Finance lease obligations	16		8.1%	(1,038)	(1,033)	(5)	—	—	8.1%	(2,905)	(2,896)	(9)	—	—

(*)	Effective interest rate of cash and cash equivalents represent effective interest rate on time deposits amounting to $521,818 as at 30 June 2006 (31 December 2005: $668,294).
(**)	Effective interest rate is not calculated for foreign investment equity funds since they have no coupon payments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

21.	Financial instruments (continued)

Foreign currency risk

The Group’s functional currency is TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in foreign currencies, primarily US Dollars, Euros, Swedish Krona and Ukranian Hryvnia.

To manage the Company’s foreign exchange risk more efficiently, in 2006, the Company entered into structured forward transactions. As at 30 June 2006, the Company has outstanding structured forward contracts amounting to notional $576,000 to buy US dollar against TRY and notional $244,500 to sell US dollar against TRY. The Company bought $229,000 and sold $11,000 from the structured forward transactions as at 30 June 2006. Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. $48,465 liability has been recorded in the balance sheet due to change in the fair value of forward exchange contracts at 30 June 2006 (31 December 2005: $267 gain). As at 31 July 2006, the Company has outstanding structured forward contracts amounting to notional $566,000 to buy US dollar against TRY and notional $244,500 to sell US dollar against TRY. The Company bought $229,000 and sold $11,000 from the structured forward transactions as at 31 July 2006.

In order to take advantage of market volatility in the foreign exchange markets and increase the yield on its free cash, the Company enters into short term option transactions to buy or sell certain currencies, beginning from 2006. Option contracts allow the Company to either hedge its exposure or collect premiums depending on their types. As at 30 June 2006, the Company has bought and sold currency options in the notional amounts of $60,000 outstanding. Changes in the fair value of options that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognised in the income statement. The fair value change of currency options used as economic hedges of monetary assets and liabilities in foreign currencies at 30 June 2006 was $453 (31 December 2005: nil) recognised in income statement. As at 31 July 2006, the Company has outstanding foreign currency options in the notional amounts of $90,000.

Sensitivity analysis

In managing currency risk, the Company aims to reduce the impact of short-term fluctuations on the Company’s earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on the Company’s earnings.

Sensitivity analysis on the Company’s portfolio of structured US dollar hedging products has been run. Two extreme case scenarios of 10% appreciation and 10% depreciation of $/TRY exchange rate have been included. In case of a 10% appreciation, from a spot rate of 1,4954 on 31 July 2006, total structured US dollar buy forward transaction size would rise to $475,000 with a total profit effect of $22,161, and total structured US dollar sell forward transaction size would fall to $169,500 with a total profit effect of $11,983. In the case of a 10% depreciation, all structured US dollar call forward transactions will be knocked-out, and total structured US dollar put transaction size would rise to $489,000 with a total loss effect of $67,669.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

21.	Financial instruments (continued)

Fair values

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

(a)	Other Investments

Held to maturity securities

The fair values of government bonds and treasury bills classified as held-to-maturity investments are based on quoted market prices at 30 June 2006.

Available for sale securities

The fair values of foreign investment equity funds and government bonds classified as available for sale securities are based on both quoted market and over the counter market prices at 30 June 2006.

Held to trading securities

The fair values of government bonds and treasury bills classified as trading securities are based on both quoted market and over the counter market prices at 30 June 2006.

(b)	Trade receivable, accrued income and due from related parties

The carrying amount approximates fair value because of the short maturity of those financial assets.

(c)	Other current assets

The carrying amount approximates fair value because of the short maturity of those financial assets.

(d)	Cash and cash equivalents

The carrying amounts approximate fair value because of the short maturity of those instruments.

(e)	Short and long term borrowings

(i) Long term borrowings: The carrying amount approximates fair value because the interest rate varies based on the London, Euro or TRY interbank offered rates.

(ii) Other short term bank loans and overdrafts: The carrying amount approximates fair value because of the short term maturity of those instruments.

(f)	Trade payables and due to related parties

The carrying amount approximates fair value because of the short maturity of those financial liabilities.

(g)	Other current liabilities and provisions

The carrying amount approximates fair value because of the short maturity of those financial liabilities.

Forward contracts and options are presented under other current liabilities as at 30 June 2006 and other current assets as at 31 December 2005 and current market pricing models are used to estimate their fair values.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

21.	Financial instruments (continued)

Fair values (continued)

The fair values together with the carrying amounts shown in the balance sheet are as follows:

	30 June 2006		31 December 2005

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Due from related parties-long term	74,783	74,783	80,894	80,894
Other long term assets	1,812	1,812	2,470	2,470
Held for trading securities	115,767	115,767	—	—
Available for sale securities	13,135	13,135	13,096	13,096
Held to maturity securities	8,634	8,736	10,191	10,763
Due from related parties	51,536	51,536	66,312	66,312
Trade receivables and accrued income	316,167	316,167	321,102	321,102
Other current assets	117,521	117,521	86,162	86,162
Cash and cash equivalents	629,514	629,514	808,153	808,153
Financial liabilities
Interest - bearing loans and borrowings - long term	114,486	114,486	79,165	79,165
Bank overdrafts	3,003	3,003	—	—
Interest - bearing loans and borrowings - short
term	560,920	560,920	578,105	578,105
Due to related parties	5,201	5,201	6,180	6,180
Trade payables	142,973	142,973	137,237	137,237
Other current liabilities and provisions	475,491	475,491	550,244	550,244

22.	Operating leases

The Company entered into various operating lease agreements. At 30 June 2006 and 31 December 2005, there were no commitments and contingent liabilities in material amounts arising from those agreements. For the six and three months ended 30 June 2006 and 2005, total rent expenses for operating leases were $71,975, $66,253, $35,087 and $34,770, respectively.

23.	Capital commitments

As at 30 June 2006, outstanding capital commitments that the Group entered into with respect to purchase property, plant and equipment for $5,949 (31 December 2005: $48,732).

Purchase Obligations

According to the “Sponsorship and Advertising Agreements” signed in the context and as an integral part of the “Restructuring Framework Agreement”, the Group committed to purchase sponsorship and advertisement from Digital Platform Iletisim Hizmetleri AS (“Digital Platform”). Outstanding purchase obligation with respect to these agreements as at 30 June 2006 is amounting to $90,785 (31 December 2005: $99,785) excluding VAT.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

23.	Capital commitments (continued)

Purchase Obligations (continued)

The principal shareholder of Baytur Insaat Taahhut AS (“Baytur”), a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The contract amount is $39,650 and the project is planned to be completed in 2008. The Company paid $24,880 to Baytur within the scope of this agreement as at 30 June 2006 (31 December 2005: $18,550).

24.	Contingencies

As at 30 June 2006 and 31 December 2005, commitments and contingent liabilities comprised the following:

	30 June 2006	31 December 2005

Bank Letters of Guarantee	69,434	41,319
Guarantees
Digital Platform	—	5,419
BNP—Brussels (Buyer Credit)	—	4,015
BNP—Hungary (Buyer Credit)	—	1,404

Guarantees

As at 30 June 2006, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations amounting to TRY 111,296 (equivalent to $69,434 at 30 June 2006) (31 December 2005: $41,319). $26,064 of the bank letters of guarantees have been given for the tender of the third GSM license in Arab Republic of Egypt given on 27 April 2006 and 25 June 2006 amounting to $4,344 and $21,720,respectively.

As explained in Note 16, the Company has fully guaranteed the long term junior facility of Astelit.

Guarantees on behalf of Digital Platform were related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks. In February 2006, all related loans have been repaid by Digital Platform and the corporate guarantees have been released.

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and the Ministry of Transportation an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues in total. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

License Agreements (continued)

In February 2002, the Company renewed its License with the Telecommunications Authority, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Certain conditions of the renewed License Agreement include the following:

Coverage: The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date. The Company has completed its related liabilities with respect to coverage as at 30 June 2006.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: Telecommunications Authority sets the initial maximum tariffs in TRY and US Dollar. Thereafter, the revised License provides that the Telecommunications Authority will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the Telecommunications Authority, Suspension and Termination:

The revised License is not transferable without the approval of the Telecommunications Authority. In addition, the License Agreement gives the Telecommunications Authority certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the Telecommunications Authority.

The Telecommunications Authority may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defence. During period of suspension, the Telecommunications Authority may operate the Company’s GSM network. The Company is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

License Agreements (continued)

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charged for the late payments, indirect taxes such as VAT, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Danistay’s approval on 10 March 2006.

Astelit:

Astelit owns three GSM frequency licenses and one GSM activity license. GSM frequency licenses are valid until 8 June 2008, 3 March 2019 and 26 July 2019, respectively. Astelit GSM Activity license will expire on 8 June 2008. On 10 November 2005, Astelit signed a license agreement which is granting a GSM 900 frequency. The right to use the GSM 900 license starts from 1 January 2006 and will expire in November 2020.

According to licenses Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start /end of operations in one month; about changes in incorporation address in ten days. Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request. The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

CJSC Digital Cellular Communications ("DCC"):

DCC owns four licenses; three on for local telephone network construction, maintenance and use compliant to D-AMPS standard and one on long distance and international traffic carriage business. DCC licenses for local telephone network construction, maintenance and use compliant to D-AMPS standard will expire on 8 July 2010, 30 October 2017, and 15 December 2018, respectively. DCC long distance and international carrier services license was issued on 17 June 1998 and will expire on 17 June 2013.

The Ukrainian Telecommunications Authority may suspend DCC operations for a limited or an unlimited period if necessary because of expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority notifies DCC of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”) (renamed as Vodafone Telekomunikasyon Hizmetleri AS after 24 May 2006), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMBH (Milleni.com) and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”). The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the Telecommunications Authority on 23 May 2003.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

Interconnection Agreements (continued)

The Regulation is driven largely by a goal to improve the competitive environment and ensure that users benefit from telecommunications services and infrastructure at a reasonable cost. Under the Regulation, the Telecommunications Authority may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom), are obliged to renew their interconnection agreements within two months following the issuance of the Regulation. The Company entered into a new interconnection agreement with Globalstar on 9 September 2003, and as a result of intervention by the Telecommunications Authority, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures. After the merger of Is-Tim Telekominikasyon Hizmetleri AS (“Is-Tim”) and Aycell Haberleºme ve Pazarlama Hizmetleri AS (“Aycell”), a new company was formed with the name TT&TIM Iletisim Hizmetleri A.S. (“TT&TIM”). The interconnection agreement with Is-Tim was renewed with TT&TIM and the interconnection agreement with Aycell was cancelled. On 15 October 2004, TT&TIM changed its name to AVEA Iletisim Hizmetleri A.S. (“AVEA”). On the other hand, the business relationship on interconnection between Milleni.com and the Company has been bilaterally terminated as at 21 June 2004.

On 21 February 2005, Tellcom Iletisim Hizmetleri AS (“Tellcom”) and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to the Company’s switch and the Company may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations. In addition, the Telecommunications Authority has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions, and to provide co-location on their premises for the equipment of other operators at a reasonable price. The Telecommunications Authority may also require telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection. The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network. Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other. These payments vary by contract, and in same cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, then it receives for a similar call originating on another network and switched to the Company’s network.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

Interconnection Agreements (continued)

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic. The Company and other operators have entered into interconnection agreements which set out the terms and conditions regarding the price terms as well as periodical revision of such terms. However, revisions of the pricing terms of the interconnection agreements have been pending as the Company has not been able to agree on the pricing terms with other operators through discussions. As per the Access and Interconnection Regulation, the issue has been escalated to the Telecommunications Authority by Turk Telekom, Telsim and Avea. Meanwhile, the Telecommunications Authority issued reference interconnection rates during the fourth quarter of 2004, which indicate pricing terms. Consequently, on 10 August 2005, the Telecommunications Authority issued a ‘temporary interconnection price schedule’for the interconnection between Turk Telekom and the Company which are in line with the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004. Telecommunications Authority issued final reference call termination rates for all operators in the market in June 2006. These rates are lower than currently applied termination rates with the other GSM operators, as expected but reveal no change with the temporary interconnection rates applied between Turk Telekom and the Company since August 2005. Based on the Telecommunications Authority’s resolution, Turkcell has started to apply the new reference call termination rates with Vodafone Telekomunikasyon Hizmetleri AS (“Vodafone”) and Avea starting from March 2006 and July 2006, respectively. However, the Company is currently in the process of finalizing an agreement with Vodafone at relatively better rates than reference call termination rates suggested by the Telecommunications Authority.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on VAT on Ongoing License Fee

Starting from June 2003, the Company has begun to make payments for VAT on ongoing license fees with reservations and commenced a lawsuit against the Tax Office for the related period. On 31 December 2003, the Tax Court decided that the Company would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. On 28 March 2006, Danistay decided in line with the local court. Based on the management and legal counsel’s opinion, the Company has not provided any accrual related with this dispute in its consolidated interim financial statements as at and for the six months ended 30 June 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TRY 3,022 ($1,885 as at 30 June 2006) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TRY 30,068 (equivalent to $18,759 as at 30 June 2006).

The Company did not agree with the Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. The case is still pending. As at 30 June 2006, the Company recorded a provision of nominal amount of TRY 13,296 (equivalent to $8,295 as at 30 June 2006) because its management and legal counsel believe that this is the most likely outcome in accordance with the relevant provisions of the Interconnection Agreement.

Dispute on National Roaming Agreement

During the third quarter of 2001, the Company was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continuing under the supervision of the Telecommunications Authority has been subject to several lawsuits. The cases are still pending.

In a letter dated 14 March 2002, the Telecommunications Authority subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against Telecommunications Authority. On 14 March 2006, Danistay decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision.

On 9 June 2003, the Turkish Competition Board (the “Competition Board”) decided that the Company abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $13,614 at 30 June 2006). On 28 March 2006, Danistay cancelled the Competition Board’s decision.

On 10 December 2004, Tax Office requested nominal amount of approximately TRY 21,822 (equivalent to $13,614 at 30 June 2006) regarding the Competition Board decision. On 25 November 2005, the Administrative Court decided the cancellation of the aforementioned payment order. Both the Competition Board and Tax Office have appealed the decision. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual for Competition Board’s decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

Additionally, the Telecommunications Authority decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TRY 21,822 (equivalent to $13,614 at 30 June 2006). On 7 April 2004, the Company made the related payment. On 3 January 2005, Telecommunications Authority paid back nominal amount of TRY 21,822 (equivalent to $13,614 at 30 June 2006). On 13 December 2005, Danistay decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. Telecommunications Authority appealed the decision. The case is still pending. Based on its management and legal counsel’s opinion, the Company has not recorded any accrual as at 30 June 2006.

If the Company is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be adversely affected.

Investigation of the Turkish Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distirbutors, in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined by nominal amount of approximately TRY 6,973 (equivalent to $4,350 as at 30 June 2006) and was enjoined to cease these infringements. The Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. On 15 November 2005, Danistay cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process. The Company has accrued nominal amount of TRY 6,973 (equivalent to $4,350 as at 30 June 2006) on its consolidated interim financial statements as at 30 June 2006.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Danistay for the injunction and cancellation of the decision. Danistay rejected the injunction and cancellation of the decision. The case is still pending. Based on its management and legal counsel’s opinion, the Company continues to accrue for TRY 6,973 (equivalent to $4,350 as at 30 June 2006) on its consolidated interim financial statements as at 30 June 2006.

Dispute on Collection of Frequency Usage Fees

On 21 May 1998, the Company entered into a protocol with the Wireless Communications General Directorate (the “Directorate”) regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, the Company is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate’s power, including all of its rights and obligations, was transferred to the Telecommunications Authority.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Collection of Frequency Usage Fees (continued)

On 22 March 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, the Company filed a lawsuit requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. After respective legal procedures, on 20 April 2004, the Company paid nominal amount of TRY 145,644 (equivalent to $90,863 at 30 June 2006) for the frequency usage fees of 2002 including interest through that date with reservation. The court rejected the Company’s request and decided that there should be no further judgment on this issue since the frequency usage fees of 2002 are paid. Both the Company and Telecommunications Authority have appealed this decision. On 29 June 2006, Supreme Court rejected both appeals and decided in line with the local court. The decision is final.

Investigation of the Telecommunications Authority on International Voice Traffic

In May 2003, the Company was informed that the Telecommunications Authority had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, the Telecommunications Authority fined the Company by nominal amount of approximately TRY 31,731 (equivalent to $19,796 at 30 June 2006). On 9 April 2004, the Company made the respective payment. With respect to the Danistay’s injunction on 26 January 2005, Telecommunications Authority paid back the nominal amount. Telecommunications Authority appealed this decision. General Assembly of Administrative Courts of Danistay rejected the appeal request of Telecommunications Authority. Case is still pending. Based on its management and legal counsel’s opinion, the Company has recorded income amounting to nominal amount of TRY 31,731 (equivalent to $19,796 at 30 June 2006) in the consolidated financial statements as at and for the year ended 31 December 2004.

On 2 March 2005, Turk Telekom notified the Company that, the Company has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested the Company to pay nominal amount of TRY 219,148 (equivalent to $136,720 as at 30 June 2006) of principal and nominal amount of TRY 178,364 (equivalent to $111,276 at 30 June 2006) of interest, which make a sum of nominal amount of TRY 397,515 (equivalent to $247,997 at 30 June 2006) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TRY 450,931 (equivalent to $281,322 at 30 June 2006) of which TRY 219,149 (equivalent to $136,720 at 30 June 2006) is principal and TRY 231,782 (equivalent to $144,602 at 30 June 2006) is interest charged until 30 June 2005. Related case is still pending. However, on 13 December 2005, Danistay rejected the request of Turk Telekom regarding the cancellation of the interconnection agreement between Milleni.com and the Company. Management and legal counsel believe that the aforementioned request has no legal basis. At this point, regarding this litigation it is premature to estimate its potential outcome, if any.

Based on its management and legal counsel’s opinion, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 30 June 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Telecommunications Authority on Frequency Fee Payments

On 23 October 2003, the Telecommunications Authority fined the Company, claiming that the Company has made inadequate annual frequency usage fee payments by notifying its subscriber numbers less than the actual. The Telecommunications Authority requested nominal amount of TRY 16,005 (equivalent to $9,985 as at 30 June 2006) for principal, an interest charge of nominal amount of TRY 10,761 (equivalent to $6,713 as at 30 June 2006) and a penalty of nominal amount of TRY 63,463 (equivalent to $39,593 as at 30 June 2006). Management and legal counsel believe that the Telecommunications Authority’s decision is due to a misinterpretation of the applicable regulations. On 20 February 2004, the Company initiated legal proceedings for the annulment of the decision. On 26 November 2004, the administrative court rejected the request of the Company. The Company appealed the decision. On 12 October 2005, the Tax Office sent a payment order amounting to nominal amount of TRY 63,463 (equivalent to $39,592 as at 30 June 2006) which was paid by the Company previously. On 8 November 2005, the Company initiated another lawsuit before the administrative court against the Tax Office requesting an injunction and cancellation of the payment order. On 31 March 2006, the court rejected the injunction request and the Company appealed the decision and on 19 June 2006, the Court accepted the Company’s appeal.

On 16 April 2004, the Company paid nominal amount of TRY 103,740 (equivalent to $64,720 as at 30 June 2006) including interest through that date regarding the Telecommunication Authority’s claim. On 3 May 2006, Danistay accepted the appeal on frequency usage fee and interest accrued. However, the Company management believes that decision of the next case will not be in favor of the Company since the reason behind the appeal is the payment of requested amount including interest previously.

Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

On 18 September 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June — December 2002, the Company calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to the Company a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to nominal amount of TRY 6,993 (equivalent to $4,363 at 30 June 2006) and a tax penalty of nominal amount of TRY 9,875 (equivalent to $6,161 at 30 June 2006). The case is still pending. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 30 June 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

Legal Proceedings (continued)

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

Reklam Departmani Basin Yayin Proje Yapim Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) commenced a lawsuit against the Genclik ve Spor Genel Mudurlugu (“GSGM”) in the Ankara 4th Administrative Court. In the lawsuit, Reklam Departmani claimed for the annulment of fixed odd betting tender related to the establishment and operation of risk management center and acting as head agency. The Company is not a party to the lawsuit but Inteltek’s operations may be affected by the court’s decision. On 21 February 2005, the Court rejected the case. Reklam Departmani appealed this rejection. Danistay accepted the appeal request of Reklam Departmani. On 17 February 2006, GSGM has applied for the correction of this decision. Danistay rejected the correction of decision request of GSGM. The case is still pending. Management and legal council believe that it is not practicable to issue an opinion on the conclusion of the case at the current stage. The Company has not set any accruals with respect to this matter in its financial statements as at 30 June 2006.

With respect to the same tender Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) commenced a lawsuit against Public Tender Authority and GSGM. The Company is not a party to the lawsuit but Inteltek’s operations may be affected by the court’s decision. Accordingly, the Company joined the case. On 21 February 2006, the court rejected the case. Both Gtech and Public Tender Authority appealled the decision. Danistay accepted the request of appeal. Inteltek has applied for the correction of decision on 9 February 2006. On 9 July 2006, Danistay rejected Inteltek. On 18 July 2006 the court issued a preliminary injunction which stopped the effectiveness of Public Tender Authorities decision concerning that there is no ground to give a decision regarding the cancellation of the aforementioned tender and rejected the request concerning the injunction of fixed odd betting tender related to the establishment and operation of risk management center and acting as head agency.

Gtech commenced another lawsuit against GSGM for the cancellation of the fixed odd betting contract signed in the same tender. Ankara 4th Administrative Court dismissed the case for a lock of jurisdiction Gtech appealed this decision. The cases are still pending. Legal counsel believes that it is not practicable to issue an opinion on the conclusion of these cases. Based on its management and legal counsel’s opinion The Company has not provided any accruals with respect to these matters in its consolidated interim financial statements as at 30 June 2006.

Dispute with Spor Toto Teskilat Mudurlugu

On 15 April 2005, Spor Toto Teskilat Mudurlugu, regulatory authority of sports betting in Turkey, notified Inteltek that Inteltek is obliged to pay nominal amount of TRY 1,434 (equivalent to $895 at 30 June 2006) including 5% interest charge, with the claim of the inadequacy of the system software, failure to spot dealer sales on a live basis and lack of control mechanisms and cause for the non-collection of a certain portion of turnover from dealers. On 2 November 2005, Spor Toto Teskilat Mudurlugu sent a second letter to Inteltek that Inteltek is obliged to pay nominal amount of TRY 1,711 (equivalent to $1,067 at 30 June 2006) of uncollected turnover from agents including 5% interest charge regarding the same issue. Inteltek management has replied this notification letter and rejected to pay the requested amount. On 9 November 2005, Spor Toto Teskilat Mudurlugu sent another notification letter to Inteltek that Inteltek is obliged to pay nominal amount of TRY 3,292 (equivalent to $2,054 at 30 June 2006) due to the difference in the reconciliation methods. Spor Toto Teskilat Mudurlugu claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek did not pay the requested amount.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Spor Toto Teskilat Mudurlugu (continued)

Respective legal procedure is still pending. Based on its management and legal counsel’s opinion Inteltek accrued nominal amount of TRY 3,292 (equivalent to $2,054 at 30 June 2006) for this amount in the accompanying consolidated interim financial statements as at 30 June 2006 due to the probability of negative outcome of the declaratory action.

Dispute on call termination fee

Telsim has initiated a lawsuit claiming that, the Company has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from 1 August 2005, to cease this practice and requested a payment of its damages totalling to nominal amount of TRY 26,108 (equivalent to $16,288 as at 30 June 2006) including principal, interest and penalty on late payment. On 6 April 2006, the case was rejected. Telsim appealed the decision. As it is stated in the existing Interconnection Agreement with Telsim, Telsim referred the matter to the Telecommunications Authority. The resolution procedure was finalized and Telecommunication Authority set the call termination charges which are effective from 1 March 2006. According to the Telecommunications Authority decision, these charges have been applied between Turkcell and Telsim from 1 March 2006 to 24 May 2006 and between Turkcell and Vodafone after 24 May 2006. The management and legal counsel of the Company believe that it is premature to estimate the legal outcome with respect to Telsim’s request of its damages at this point. Therefore, the Company has not recorded any accrual with respect to this matter in its consolidated interim financial statements as at 30 June 2006.

Invalidity of the Board Resolution

On 23 June 2005, the Board of Directors of the Company has decided to allow Alfa Group to conduct a due diligence in the Company and to entitle the management. On 1 July 2005, Sonera filed a suit with an injunction request against the Company for the purpose of determination of the invalidity of the resolution dated 23 June 2005. On 28 December 2005, the court rejected the injunction request of Sonera. Sonera has appealed this decision on 24 February 2006.

Dispute with Iranian Ministry in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process. The case is still pending.

Dispute with the Telecommunications Authority with respect to temporary set call termination fees

The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms on call termination fees after 31 December 2004, and in the event that the parties could not agree on new terms by 28 February 2005, for referral to the Telecommunications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Telecommunications Authority with respect to temporary set call termination fees (continued)

On 7 October 2005, the Company filed a lawsuit against the Telecommunications Authority for the injunction and cancellation of this decision, which has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005 and the court rejected the Company’s request. The Company has appealed this decision. Besides, on 1 June 2006, Telecommunications Authority issued final reference call termination fees for the Company and Turk Telekom. On 10 July 2006, the Company filed a lawsuit on Ankara Administrative Court for the injunction and cancellation of reference call termination fees set as TRY 0.14/second for calls terminating on Turk Telekom and the Company’s network.

As mentioned above, Telecommunications Authority has set temporary call termination fees for calls terminating on each operator’s network starting from 10 August 2005. However, Turk Telekom does not apply these termination fees for the international calls. Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totaling to nominal amount of TRY 11,970 (equivalent to $7,468 at 30 June 2006) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005.

In addition, reference call termination fees between the Company and Vodafone and the Company and Avea are set through ‘Reconciliation procedure’ and ‘Reference call termination fees’issued on 1 June 2006 by Telecommunications Authority. These reference call termination fees are effective from March 2006, May 2006 and July 2006 for Telsim, Vodafone and Avea, respectively.

Dispute with Avea

On 28 February 2006, Avea has initiated a lawsuit against the Company claiming that although there is an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating in Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TRY 12,275 (equivalent to $7,658 at 30 June 2006) for the period between February 2005 and December 2005 with its accrued interest till payment. Based on its management and legal counsel’s opinion, the Company has the right to charge SMS interconnection terminating fees with respect to SMS interconnection services provided to Avea. The case is still pending. The management and legal counsel believe that the Company’s claim on this issue has a fair basis. Accordingly, the Company charges SMS interconnection fees and has accrued with respect to its assumed liabilities as at and for the six and three months ended 30 June 2006.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

24.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on value added taxation with respect to roaming services

On 6 April 2006, the Tax Office claimed that the Company should have paid VAT on the invoices issued by foreign GSM operators for the international calls originated by the Company’s subscribers and terminating on those foreign GSM operators’ networks during the year 2000. It has been notified that, based on the calculation made by the Tax Office, the Company should pay nominal amount of TRY 3,654 (equivalent to $2,280 at 30 June 2006) for VAT and also a penalty fee of nominal amount of TRY 16,137 (equivalent to $10,067 at 30 June 2006). Management decided not to pay such amounts and initiated a judicial process on 6 April 2006. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated interim financial statements as at 30 June 2006.

Dispute on ongoing license fee and universal service fund payment based on the amended license agreement

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation of gross revenue for ongoing license fee and universal service fund according the new regulation is valid after Danistay’s approval on 10 March 2006. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective. On 21 April 2006, the Company initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized started from 21 July 2005 until 10 March 2006 totalling TRY 111,316 (equivalent to $69,447 at 30 June 2006) including interest of TRY 8,667 (equivalent to $5,407 at 30 June 2006).

The above-mentioned enacted law dated 3 July 2005 also assigned Telecommunications Authority for the revision of license agreement according to new regulation. However, Telecommunications Authority did not finalize such revision timely. Therefore, on 5 May 2006, the Company has initiated a lawsuit against the Telecommunications Authority for the delay of the revision in license agreement preventing the new regulation to become effective until 10 March 2006. By this lawsuit, the Company has requested payment totalling TRY 112,317 (equivalent to $70,071 at 30 June 2006) including interest of TRY 9,668 (equivalent to $6,032 at 30 June 2006).

Dispute on Telecommunication Authority fee payment based on the amended license agreement

Based on the 9th article of the new license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once in a year as Telecommunication Authority Fee. However in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. However, the Court rejected the Company’s cancellation request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

25.	Related parties

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders. The Company’s management believes that all such agreements or protocols are on terms that are at least as advantageous to the Company as would be available in transactions with third parties and the transactions are consummated at their fair values.

Due from related parties – short term	30 June 2006	31 December 2005

KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	18,988	30,525
Baytur	10,007	5,892
Digital Platform	7,413	10,183
ADD Production Medya AS (“ADD”)	6,446	7,169
A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”)	1,856	6,790
Genel Yasam Sigorta AS (“Genel Yasam”)	1,126	323
Other	5,700	5,430

	51,536	66,312

Due from related parties – long term	30 June 2006	31 December 2005

Digital Platform	74,530	78,264
Other	253	2,630

	74,783	80,894

Substantially all of the significant due from related party balances are from Cukurova Group companies.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and prepaid card sales to this company.

Due from Baytur, a company whose majority shares are owned by Cukurova Group, mainly resulted from advances given to Baytur for the construction of a residence project.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The agreement includes the restructuring of the Group’s receivables from Digital Platform amounting to $81,943 as at 30 June 2006 in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure. Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services. $81,943 represents present value of future cash flows and services discounted using imputed interest rate. As at 30 June 2006, $74,530 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule. Besides, the Company paid $4,425 to Digital Platform within the scope of the agreement during the first six months of 2006.

Due from ADD, a company whose majority shares are owned by Cukurova Group, mainly resulted from balances paid in advance in order to benefit from the expertise and bargaining power of ADD with third parties in media purchasing.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

25.	Related parties (continued)

Due from A-Tel, a 50-50 joint venture of Yapi Kredi Bankasi AS (“Yapi Kredi”) and Savings Deposit Insurance Fund (“SDIF”), mainly resulted from simcard and prepaid card sales to this company. On 28 September 2005, Cukurova Group transferred its Yapi Kredi shares to Koc Group following which A-Tel ceased to be considered a related party. In the Board of Directors meeting dated 22 March 2006, it is resolved to accept the proposal and to purchase 50% of A-Tel shares for a consideration of $150,000 based on the findings of the due diligence conducted at A-Tel. Following the legal approval of Turkish Competition Board on 1 August 2006, the related payment was made on 9 August 2006 and the transaction has been finalized.

Due from Genel Yasam, a company whose majority shares are owned by Cukurova Group, mainly resulted from prepaid expenses for health and life insurances made by the Company for its employees.

Due from related parties – short term	30 June 2006	31 December 2005

Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	1,688	2,099
Telia Sonera International Carrier AB (“Telia Sonera”)	1,263	1,327
Betting Organization Operation and Promotion Company SA	790	1,265
(“Betting SA”)
Other	1,460	1,489

	5,201	6,180

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to Telia Sonera which is one of the shareholders of the Company resulted from services terminated in the network of Telia Sonera.

Due to Betting SA whose majority shares are owned by one of the shareholders of Inteltek resulted from the consultancy services received for the operations of Inteltek.

Intragroup transactions that have been eliminated are not recognized as related party in the following table.

	Six months ended		Three months ended

Revenues from related parties	30 June 2006	30 June 2005	30 June 2006	30 June 2005

Sales to KVK Teknoloji
Simcard and prepaid card sales	240,602	201,429	125,465	111,530
Sales to A-Tel
Simcard and prepaid card sales	152,732	140,620	96,394	72,996
Sales to Digital Platform
Call center revenues and interest charges	5,971	5,079	2,841	2,537
Sales to Millenicom Telekomunikasyon AS
Telecommunications services	5,436	—	2,845	—
Income from Yapi Kredi (*)
Interest income	3,958	4,993	1,293	370

(*)	Since Cukurova Group transferred its shares in Yapi Kredi to Koc Group on 28 October 2005, Yapi Kredi is not a related party as at 30 June 2006.

52

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

25.	Related parties (continued)

	Six months ended		Three months ended

Related party expenses	30 June 2006	30 June 2005	30 June 2006	30 June 2005

Charges from ADD
Advertisement services	59,526	68,824	28,641	30,618
Charges from A-Tel
Dealer activation fees and others	36,647	36,412	18,363	19,139
Charges from Hobim
Invoicing service	6,257	7,897	3,431	5,509
Charges from Betting SA
Consultancy services	6,933	3,459	3,249	1,852
Charges from KVK Teknoloji
Dealer activation fees and others	5,471	2,676	2,923	1,108
Charges from Baytur
Residence project	4,685	4,837	2,291	2,599
Charges from Millenicom Telekomunikasyon AS
Telecommunications services	4,018	—	2,697	—
Charges from Milleni.com
Telecommunications services	605	4,827	79	2,364

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji incorporated on 23 October 2002, one of the Company’s principal SIM card distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders. In addition to sales of SIM cards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand SIM cards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’campaign projects and market share also contributed to the budget allocation.

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. A-Tel is a 50-50 joint venture of Yapi Kredi and SDIF. A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart. In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and for subscriber activations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

25.	Related parties (continued)

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital broadcasting company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, the Cukurova Group. Digital Platform reacquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008. On 23 December 2005, “Restructuring Framework Agreement” was signed between Digital Platform and the Company. The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

Agreements with Millenicom Telokomünikasyon Hizmetleri AS:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom Telekomunikasyon Hizmetleri AS. Millenicom Telekomunikasyon Hizmetleri AS is rendering and receiving call termination and international traffic carriage services to the and from the Company.

Agreements with Yapi Kredi:

Yapi Kredi, one of the largest commercial banks in Turkey, was owned by one of the significant shareholders of the Company. Since Cukurova Group transferred its Yapi Kredi shares to Koc Group on 28 September 2005, Yapi Kredi is not a related party as at 30 June 2006. Following this transaction, ownership relationship of the Group with Yapi Kredi has been terminated. The Company also receives services from Yapi Kredi as one of its major collection channels for its postpaid subscribers. Apart from the collection accounts, the Group also invests cash into time deposits and repo transactions at Yapi Kredi, from which it earns interest income.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, the Cukurova Group. The Company entered into a media purchasing agreement with ADD on 23 January 2002, which expired on 31 December 2002 and further extended to 31 December 2003. In 2004 and 2005, the agreement is revised again with similar terms. The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands. The prices are based on cost plus commission on cost. Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by the Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription of documents for an indefinite period of time. Prices of the agreements are determined as per unit cost plus profit margin.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

25.	Related parties (continued)

Agreements with Betting SA:

Betting SA is incorporated under the laws of Greece, owned by one of the major shareholders of Inteltek. The Company signed a service agreement with Betting SA on 11 March 2004 to get consultancy services including; monitoring operations, providing continuous evaluation of betting, maximizing game revenues of fixed odds betting, operating fixed odds betting games in the most efficient manner, with integrity and securely. In consideration of such services, Betting SA receives an amount equal to 0.95% of the gross revenues of the fixed odds betting games.

Agreements with Baytur:

The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among the Company, Baytur and the land owner, which is a governmental organization, on 19 October 2004. The agreement amount is $39,650 and the project is planned to be completed in 2008. The Company paid $6,330 in the first half of 2006 and $18,550 in 2005 and 2004 to Baytur within the scope of this contract.

Agreements with Milleni.com:

Milleni.com, one of the active players in the international carrier market, was a Fintur subsidiary in Germany prior to the Fintur restructuring in 2002. Currently, the Cukurova Group, one of the Company’s principal shareholders, owns Milleni.com. On 21 February 2005, Tellcom and Milleni.com has signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to Tellcom’s switch and Tellcom may convey calls to Milleni.com’s switch, in both cases, for onward transmission to their destinations. The prices vary according to the destinations.

Transactions with key management personnel:

Key management personnel comprise of the Group’s directors and key management executive officers.

As at 30 June 2006 and 31 December 2005, none of the Group’s directors and executive officers has outstanding personal loans from the Company.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $1,900, $755, $507 and $272 for the six and three months ended 30 June 2006 and 2005, respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

26.	Group entities

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 30 June 2006 and 31 December 2005 is as follows:

Subsidiaries	Ownership Interest

Name	Country of Incorporation	30 June 2006%	31 December 2005%

Kibris Telekom	Turkish Republic of Northern Cyprus	100	100
Global	Turkey	100	100
Turktell Bilisim Servisleri AS	Turkey	100	100
Iyi Eglenceler	Turkey	100	100
Mapco	Turkey	100	100
Tellcom	Turkey	100	100
Turktell Uluslararasy Yatirim Holding AS	Turkey	100	100
Turkcell Kurumsal Satys ve Dagytym Hizm AS*	Turkey	100	100
East Asian Consortium BV	Netherlands	100	85
Interaktif Cocuk Programlari Yapimciligi
ve Yayinciligi AS (“Digikids”)	Turkey	100	60
Corbuss Kurumsal Telekom Servis
Hizmetleri AS (“Corbuss”)	Turkey	99	99
Inteltek	Turkey	55	55
Libero	Turkey	55	55
Euroasia	Netherlands	55	54
DCC	Ukraine	55	54
Astelit	Ukraine	55	54

*	31 December 2005: Hayat Boyu Egitim AS

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

27.	Subsequent events

(a)	Based on the findings of the due diligince report, Board of Directors of the Company decided to purchase 50% of A-Tel shares for a consideration of $150,000. Following the legal approval of Turkish Competition Board on 1 August 2006, the related payment was made on 9 August 2006 and the transaction has been finalized.

(b)	On 23 June 2006, the Board of Directors of the Company decided to bid for the tender of the third GSM license in Arab Republic of Egypt and the Company participated in the auction process. However, on 5 July 2006, the Company decided to withdraw from the tender based on its business plans.

(c)	Main shareholders of Astelit, Turkcell and System Capital Management (SCM) have committed to contribute their respective share of a total amount of approximately $150,000 required by the facility agent, of the syndicated loan to Astelit to obtain the waiver letter from the lenders in May 2006. Consequently, Turkcell participated to the first tranche payment of $150,000 in the form of capital increase to Astelit on 24 July 2006 amounting to $27,522 which is calculated according to the ownership interest of the Company in Astelit. Above mentioned capital increase was registered on 2 August 2006.

(d)	On 1 August 2006, DCC merged with Astelit in order to optimize the internal business processes of both companies.

(e)	According to the decision of Council of Ministers which was published in Official Gazette on 23 July 2006, witholding tax rate calculated on the dividend payments is increased to 15% from 10% except for the corporations which generate income through a branch or permanent agency in Turkey and corporations operating in Turkey.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

28.	Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Company’s critical accounting policies and estimates and the application of these policies and estimates. In note 2, detailed analysis is provided with respect to accounting estimates and judgements of bad debts, useful life or expected pattern of consumption of the future economic benefits embodied in, depreciable assets and deferred tax assets.

Key sources of estimation uncertainty

In note 21, detailed analysis is provided for the foreign exchange exposure of the Company and risks in relation to foreign exchange movements.

Critical accounting judgements in applying the Company’s accounting policies

Certain critical accounting judgements in applying the Company’s accounting policies are described below.

Trade and other receivables

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, past experience and general economic conditions.

Useful life of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgement is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. Life of the License is based on duration of license agreement.

29.	Explanation of transition to IFRSs

The Group issued its first consolidated interim financial statements as of and for three months ended 31 March 2006 for part of the period covered by the first IFRS annual consolidated financial statements prepared in accordance with IFRS.

a)	Revenues:

Under US GAAP, revenues, gross profit, and selling and marketing expenses were reduced due to the standards issued by the Emerging Issues Task Force (EITF) within the Financial Accounting Standards Board (FASB) that addressed the extent to which different types of payments or benefits to retailers or customers shall be reported as reductions either in revenue or incurred as expenses. With the transition to IFRS, EITF rules are no longer applied.

b)	Financial Instruments:

IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” address the accounting for, and reporting of, financial instruments. IAS 39 sets out detailed accounting requirements in relation to financial assets and liabilities. Financial assets and liabilities are stated at present value using effective interest method with charges flowing through the income statement. Under US GAAP there is no requirement for discounting in certain specified circumstances including trade receivables and payables maturing in less than one year and for borrowings.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

29.	Explanation of transition to IFRSs (continued)

c)	Restatement of Non Monetary Items:

Under US GAAP, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of financial statements into US dollars are included in determination of net income whereas under IFRS, when the functional currency is the currency of a hyperinflationary economy, the reported revenues, costs, capital and non monetary assets and liabilities are recognized based on IAS 29 principles in terms of the measuring unit current at the balance sheet date. Depreciation and amortization, monetary gain/(loss) accounts are also affected by these accounting differences.

As hyperinflationary conditions in Turkey no longer existed starting from 1 January 2006, TRY has been treated as a more stable currency since that time and the financial statements of the Company and those of the subsidiaries located in Turkey and Turkish Republic of Northern Cyprus prepared in accordance with IFRS are not required to be adjusted for hyperinflationary accounting.

d)	Deferred Tax:

Distinctions arise in deferred tax calculation due to the accounting methodology differences between US GAAP and IFRS standards.

e)	Share of earnings in associates and minority interest:

The Group’s share of net income of its associate is determined using the equity method and is based on financial statements of the investee’s prepared in accordance with IFRS. The reconciliation item reflects adjustments for the difference between IFRS and US GAAP relating to the separate financial statements of subsidiaries and the associate.

f)	Change in presentation:

Amounts within the reconciliations for the six months ended 30 June 2005 and 31 December 2005 and shareholder’s equity as at 30 June 2005, 31 December 2005 and 31 December 2004 have been reclassified to provide comparability. The reclassification does not have an effect on net income under IFRS.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

29.	Explanation of transition to IFRSs (continued)

Reconcilition of US GAAP Consolidated Financials to IFRS Consolidated Financials as at 31 December 2004

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

29.	Explanation of transition to IFRSs (continued)

Reconcilition of US GAAP Consolidated Financials to IFRS Consolidated Financials as at 30 June 2005

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

29.	Explanation of transition to IFRSs (continued)

Reconcilition of US GAAP Consolidated Financials to IFRS Consolidated Financials for the six months ended 30 June 2005 (continued)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

29.	Explanation of transition to IFRSs (continued)

Reconciliation of USGAAP Consolidated Financials to IFRS Consolidated Financials as at 31 December 2005

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

29.	Explanation of transition to IFRSs (continued)

Reconciliation of USGAAP Consolidated Financials to IFRS Consolidated Financials for the year ended 31 December 2005 (continued)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at 30 June 2006 and for the six and three months ended 30 June 2006 and 2005
(Amounts expressed in thousands of US dollars unless otherwise indicated except share amounts)

29.	Explanation of transition to IFRSs (continued)

Explanation of material adjustments to the cash flow statements for six months ended 30 June 2006 and 2005:

For the six months ended 30 June 2006, non monetary assets and liabilities recognized based on IAS 29 principles in terms of the measuring unit current at the balance sheet date is presented under effect of indexation for hyperinflation in the consolidated interim statement of cash flow under IFRS.

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 15, 2006	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 15, 2006	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer